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FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

ConforMIS, Inc.

28 Crosby Drive

Bedford, MA 01730

Attn: David Cerveny, Chief Legal Officer and General Counsel 781-345-9001

May 21, 2015

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Russell Mancuso

Re:                             ConforMIS, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted April 24, 2015

File No. 377-00958

Ladies and Gentlemen:

On behalf of ConforMIS, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 11, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

The ConforMIS Solution, page 2

1.                                      We note your disclosure that you believe your implants offer significant benefits; however, the first bullet point in your response to prior comment 15 appears to indicate that your claims relate only to the iTotal CR product.  If so, please revise your disclosure to clarify.

Response:  The Company supplementally advises the Staff that based on clinical data developed independently by orthopedic surgeons, the Company’s own research and the common approach used by the Company in the design and manufacture of all of its products, the Company believes that all of its knee replacement products offer significant benefits. In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 93 and 102 of the Registration Statement.

Revenue, page 72

2.                                      Please file the agreements referred to in the last two paragraphs on page 72 or provide us with your analysis as to why those agreements are not required to be filed by Regulation S-K Item 601(b)(10).  Please also disclose when you are entitled to receive the lump-sum payments under each of those agreements.

Rule 83 Confidential Treatment by ConforMIS, Inc. Request #1

Response:  The Company supplementally advises the Staff that the Company does not believe that either of the two license agreements referred to in the last two paragraphs of page 73 of the Registration Statement is required to be filed by the Company as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K because neither agreement is material to the Company’s business.  Specifically, the Company advises the Staff that neither agreement provides for obligations, such as financial obligations or performance obligations, that are material to and enforceable against the Company, or rights that are material to the Company and enforceable against the counterparty to the applicable agreement.  The lump-sum payments under these agreements have already been paid to the Company. [**] In addition, the Company does not believe that a termination of either agreement would have a material impact on its business, including on its revenues or results of operations.

In response to the last sentence of the Staff’s comment, requesting the Company to disclose when it is entitled to receive the lump-sum payments under each of the license agreements, the Company has revised the disclosure on pages 73 and 74 of the Registration Statement to include such information.

ConforMIS, Inc. respectfully requests that the information contained in Request #1 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, ConforMIS, Inc., 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #1.

Credit Facilities, page 81

3.                                      We note the revisions you have made in response to prior comment 10.  Please clarify your disclosure so that investors will have sufficient information to evaluate your ability to satisfy the condition regarding lack of deviation from financial projections.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Registration Statement.

Clinical studies, page 109

4.                                      We note your response to prior comment 15.  If you elect to summarize clinical studies, please provide balanced disclosure, including information regarding any studies with results that differ from those currently described in your prospectus.  You may provide all information that you believe is necessary for investors to adequately evaluate those studies.

Rule 83 Confidential Treatment by ConforMIS, Inc. Request #2

Response:  [**] However, in response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Registration Statement. In this disclosure, the Company has provided all information it believes is necessary for investors to adequately evaluate the study described therein.

ConforMIS, Inc. respectfully requests that the information contained in Request #2 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, ConforMIS, Inc., 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #2.

5.                                      We note that you attribute disclosed results of clinical studies to third parties who received your financial support.  Please expand your response to prior comment 15 regarding whether you must file a consent of those third parties to tell us how you considered the guidance in the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 233.02 available on the Commission’s website.

Response:  The Company acknowledges the Staff’s comment.

In accordance with Question 233.02 of the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI 233.02”), a registrant must comply with the requirements of Securities Act Rule 436 if disclosure attributes a statement to a third-party expert and not the registrant. C&DI 233.02 further provides that there is no requirement to comply with Rule 436 and obtain a third-party consent if a registrant only considers or relies in part upon a report of a third-party expert so long as the report is attributed to the registrant.

The Company advises the Staff that in connection with its evaluation of the clinical and economic benefits of its customized knee implants, the Company considered results obtained from studies sponsored by the Company and from studies conducted independently by orthopedic surgeons that compare the Company’s knee implants with off-the-shelf knee implants. In response to the Staff’s comment, the Company has revised the disclosure on pages 111, 112 and 113 of the Registration Statement to clarify that the Company considered the results of these studies as part of its evaluation of the benefits of its customized knee implants.  Such revised disclosure does not attribute the summaries of the studies provided on such pages to any third party, but instead attributes the summaries of the studies to the Company.  As such, the Company believes that no consent of any third party is required pursuant to Securities Act Rule 436 in connection with such disclosure.

Patent Rights, page 114

6.                                      We note your response to the first sentence of prior comment 16; however, your disclosure regarding patent expiration appears to combine the expiration date of the patents you own with the patents that you “in-license.”  Please disclose the expiration of owned patents separate from the expiration of licensed patents.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Registration Statement.

7.                                      Please reconcile the first sentence of the second paragraph of your response to prior comment 16 with the first full risk factor on page 34 of your prospectus.

Response:  The Company supplementally advises the Staff that the Company has determined that none of its licenses are material to its business, as mentioned in the first sentence of the second paragraph of the Company’s response to prior comment 16.  Although the Company has made such determination that no particular license held by the Company is material to its business, the Company has included the first full risk factor on page 35 of the Registration Statement because the Company believes that the licenses that it holds collectively provide benefits to the Company, the loss of which could adversely affect the Company’s business. As such, the Company believes that disclosure to investors related to the potential loss of such benefits is appropriate.

Third-party reimbursement, page 117

8.                                      We see the disclosure you have added in response to prior comment 18.  Please further revise your disclosure to clarify the “significant uncertainty” that exists as to the coverage and reimbursement status of procedures that utilize your products.  Also tell us (1) the extent to which procedures using your product have been denied reimbursement, (2) the extent to which you are aware of alternative products being selected for the procedure due to reimbursement issues, and (3) the relative cost of a procedure using your product versus off-the-shelf implants.

Rule 83 Confidential Treatment by ConforMIS, Inc. Request #3

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Registration Statement. [**]

ConforMIS, Inc. respectfully requests that the information contained in Request #3 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, ConforMIS, Inc., 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #3.

Certain Relationships and Related-Persons Transactions, page 144

9.                                      Please reconcile your response to prior comment 22 with Regulation S-K Item 601(b)(10) which refers to contracts to be performed in whole or in part at or after the filing of the registration statement or entered into not more than two years before such filing.

Rule 83 Confidential Treatment by ConforMIS, Inc. Request #4

Response: In response to the Staff’s comment, the Company has determined that the letter agreement with Stanhope Investments is required to be filed by the Company as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K and has filed such letter agreement as an exhibit to the Registration Statement.  In addition, the Company has revised the disclosure on page

149 of the Registration Statement to more fully describe the material terms of the letter agreement with Stanhope Investments.

The Company supplementally advises the Staff that the Company does not believe that the amended and restated letter agreement with Tasik Temenggor Investments (Cayman Islands) Limited, or Tasik, referred to on page 150 of the Registration Statement is required to be filed by the Company as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K because such agreement is not material to the Company’s business.  As described in the Registration Statement, such agreement provides that $5.0 million of the proceeds received by the Company from Tasik for the sale of the Company’s Series E-1 preferred stock and Series E-2 preferred stock could only be used in connection with the marketing and sale of the Company’s products in Asia, and as of March 31, 2015, $3.5 million of these proceeds was classified as restricted cash.  The Company supplementally advises the Staff that such restriction on the use of such proceeds has not been, during the term of the agreement to date, and the Company believes that such restriction will not be, prior to the agreement’s termination, a material restriction on the Company’s business because the amount of restricted cash is small, particularly relative to the Company’s overall cash position during such periods. [**]. In addition, the requirement set forth in the letter agreement to maintain an Asia Strategy Committee of the Board of Directors of the Company to direct and oversee the investment of such proceeds is not material to the Company because it has not had, during the term of the agreement to date, and the Company believes that it will not have, prior to the agreement’s termination, a material impact on the Company’s corporate governance structure or operations. Finally, as disclosed on page 150 of the Registration Statement, the letter agreement will terminate prior to or effective upon the closing of the offering contemplated by the Registration Statement and as such, upon such termination, the Company will no longer be obligated to invest such proceeds in the manner that had been required by the letter agreement.

ConforMIS, Inc. respectfully requests that the information contained in Request #4 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, ConforMIS, Inc., 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #4.

Asia strategy committee with Tasik, page 145

10.                               We note your revised disclosure in response to prior comment 23.  Please provide more specific disclosure regarding the “certain obligations owed” and the “certain . . . fees owed. “ Also disclose which directors serve on the Asia strategy committee currently.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 135 and 150 of the Registration Statement.

Principal Stockholders, page 149

11.                               We may have further comment after you provide the disclosure mentioned in your response to prior comment 25.

Response:  The Company supplementally advises the Staff that it has received the additional information referenced in the Company’s response to the Staff’s prior comment 25 in the letter from the Company to the Staff dated April 24, 2015, or the Prior Letter, and has revised the disclosure on page 156 of the Registration Statement to include such additional information.  The Company supplementally advises the Staff that such information specifically related to the beneficial ownership of Stanhope Investments and after the inclusion of such information related to Stanhope Investments on page 156 of the Registration Statement, the Company believes it has fully responded to the Staff’s prior comment 25 and has complied with the disclosure requirements of Regulation S-K Item 403. The Company supplementally advises the Staff that it does not believe additional disclosure is required pursuant to Regulation S-K Item 403 with respect to Procific or Stanhope Investments because these entities are wholly-owned subsidiaries of the Abu Dhabi Investment Authority and the Abu Dhabi Investment Council, respectively, each of which entity is a public institution established by the Government of the Emirate of Abu Dhabi.

Financial Statements

Note O - Subsequent Events, page F-42(1)

12.                               Please explain to us your accounting treatment for the license agreements you entered into in April 2015 with the Wright Group and MicroPort Scientific Corporation.  As part of your response, please clarify your accounting for the lump sum payment and royalty agreements.

Rule 83 Confidential Treatment by ConforMIS, Inc. Request #5

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-43 of the Registration Statement.  In addition, the Company supplementally advises the Staff that in April 2015, the Company entered into the license and settlement agreements with each of Wright Medical Group, Inc., or Wright Medical, and MicroPort Orthopedics Inc., or MicroPort, and in connection therewith, the Company has accounted for the settlement with MicroPort and Wright Medical under ASC 605-25, Multiple-Element Arrangements and Staff Accounting Bulletin No. 104, Revenue Recognition.  In accordance with the accounting guidance, the Company accounted for each of the elements by determining the relative selling price for each and when those elements should be recognized.  In connection with the agreements, the Company identified the existing patents rights, back owed royalties, the mutual releases and the future patents rights, and allocated amounts of the lump-sum payments received by the Company under such agreements to the aforementioned elements on a relative selling price basis and recognized each element in accordance with ASC 605-25, Multiple-Element Arrangements and Staff Accounting Bulletin No. 104, Revenue Recognition.

[**]

ConforMIS, Inc. respectfully requests that the information contained in Request #5 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, ConforMIS, Inc., 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #5.

The Company supplementally advises the Staff that after responding to the Staff’s prior comment 26 in the Prior Letter and revising the disclosure on page 171 of Amendment No. 1 to the Registration Statement confidentially submitted to the Staff on April 24, 2015 to remove references to past services provided to the Company by certain of the underwriters and their affiliates, the Company subsequently determined that there is a pre-existing relationship between the Company and an affiliate of one of the underwriters referenced in the Registration Statement.  As such, the Company has revised the disclosure on page 178 of the Registration Statement to provide additional disclosure regarding this pre-existing relationship in order to respond to the Staff’s prior comment 26.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. §200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operation.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6506 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Richard A. Hoffman
Richard A. Hoffman

cc:	Philipp Lang, M.D.
David Cerveny, Esq.